Exhibit 21.1

List of Subsidiaries

Allegiant Air, LLC, a Nevada limited liability company

Allegiant Vacations, LLC, a Nevada limited liability company

AFH, Inc., a Nevada corporation

Allegiant Information Systems, Inc., a Nevada corporation

SFB Fueling, LLC, a Delaware limited liability company 50% owned by AFH, Inc.

Sunrise Asset Management LLC, a Nevada limited liability company